UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2014

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

130 King Street West, Suite 1010
Toronto, Ontario M5H 3P5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   Form 51-102F3 -- Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: July 8, 2014	By:	/s/ Henry Kneis
Henry Kneis Cheif Financial Officer

LIVEREEL MEDIA CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1          Name and Address of Company

LiveReel Media Corporation (the “Corporation”)
130 King Street West
Suite 2950
Toronto, Ontario
M5X 1C7

Item 2          Date of Material Change

May 29, 2014

Item 3          News Release

The news release attached hereto as Schedule “A” was issued by the Corporation and disseminated via Canada Newswire on May 29, 2014.

Item 4          Summary of Material Change

The Corporation announced that Jeff Kehoe has resigned as a director of the Corporation, and was replaced by Paul Sparkes.

The Corporation announced that it extended the term of its existing working capital loans entered into on December 19, 2012 and March 22, 2013, respectively, with Difference Capital Financial Inc. (“Difference Capital”), an arms-length party, to provide that such loans now mature on a demand basis.  No penalty fees are payable upon demand.

Item 5          Full Description of Material Change

The news release attached hereto as Schedule “A” provides a full description of the material change.

The Corporation announced that it extended the term of its existing working capital loans entered into on December 19, 2012 and March 22, 2013, respectively, with Difference Capital, an arms-length party, to provide that such loans now mature on a demand basis.  No penalty fees are payable upon demand.

Item 6          Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7          Omitted Information

Not applicable.

Item 8          Executive Officer

The executive officer who is knowledgeable about this material change and this material change report is Henry Kneis, Chief Financial Officer of the Corporation, at (416) 649-5085.

Item 9          Date of Report

DATED this 29th day of May, 2014.

SCHEDULE “A”

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ANNOUNCES NEW DIRECTOR

TORONTO, ONTARIO, May 29, 2014 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that Jeff Kehoe has resigned as a director of the Corporation, and was replaced by Paul Sparkes.  The Board of Directors now consists of Michael Wekerle, Henry Kneis and Paul Sparkes.

Mr. Sparkes currently serves as the Executive Vice-Chairman of Difference Capital Financial Inc. and is an accomplished business executive with over 20 years of experience in the public and private sectors. For the past decade he was a leader in the broadcast and new media industry for Canada’s premier media company where he most recently served as CTVglobemedia’s Executive Vice President, Corporate Affairs. Mr. Sparkes also held senior positions in the public service, including with the Government of Canada as Director of Operations to then Prime Minister, Jean Chretien, and the Government of Newfoundland and Labrador as a senior aide to two Premiers; Clyde Wells and Brian Tobin. Mr. Sparkes serves on a number of boards including the Liquor Control Board of Ontario (LCBO), Thunderbird Films, Bluedrop Performance Learning, FemMED, Canada’s Venture Capital & Private Equity Association (CVCA), and is the Chair and founding member of the Smiling Land Foundation.

About LiveReel

Established in 1997, LiveReel Media Corporation is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

Contact:
Henry Kneis, CFO
(416) 649-5085